Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Wintrust Financial Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and hybrid securities combining elements of the foregoing and to the incorporation by reference therein of our reports dated February 28, 2017, with respect to the consolidated financial statements of Wintrust Financial Corporation and the effectiveness of internal control over financial reporting of Wintrust Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 7, 2017